Tone in Twenty
                          3433 Losee Rd., Suite 2
                         North Las Vegas, NV  89030
                         Telephone:  (702) 604-7038

January 7, 2010

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Ms. Michelle Lacko, Staff Attorney
            Division of Corporate Finance

Re:    Tone in Twenty
       Post-Effective Amendment No. 1 to Form S-1
       Filed December 10, 2009
       File No.:  333-147111

Dear Ms. Lacko:

On behalf of Tone in Twenty (the "Company"), this letter responds to your December 31, 2009 comment letter, concerning our Post-Effective Amendment No. 1 to Form S-1. A marked copy of our revisions to the Post Effective Amendment No. 2 is attached to this correspondence for your reference.
We have filed a clean copy with the revisions on EDGAR, along with an updated consent letter from our auditors. We respectfully note the Staff's comments, and for your convenience, each of the comments has been reproduced below, followed by the Company's response to such comment.

General
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1.  Please revise the disclosure at each relevant place in the filing, including on the cover page of your prospectus, to clarify that the selling security holders will sell their shares at a fixed price of $0.12 per share (adjusted for the reverse stock split) until your shares are traded on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

Response: We have revised the disclosures throughout the document to clarify that the selling security holders will sell their shares at a fixed price of $0.12 per share (adjusted for the reverse stock split) until your shares are traded on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. The changes were made on the cover page, Page 5 under "Offering Price," Page 17, the last paragraph under "Offering Information," and on Page 35, last paragraph under "Plan of Distribution."

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Determination Of Offering Price, page 18
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2.  We note that that your common stock was approved for trading on the OTC
    Bulletin Board and that no trades have taken place to date. Please revise the third and forth sentences under this heading to update your disclosure regarding your current listing status.

Response: We have revised the third and fourth sentences under the "Determination of Offering Price" heading and updated our disclosure regarding our current listing status.


Further, the Company acknowledges that:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We hope our response satisfactorily addresses your comments.

Respectfully submitted,

Tone in Twenty

By:  /s/  John Dean Harper
--------------------------
          John Dean Harper
          President





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